
January 17, 2024

Chris Lundell
Chief Executive Officer
Complete Solaria, Inc.
45700 Northport Loop East
Fremont, CA 94538

> **Re: Complete Solaria, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-273820**

Dear Chris Lundell:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed December 22, 2023

General

1.   We note your response to prior comment 1. Please also disclose the potential profit the other selling securityholders will earn based on the current trading price.

Executive Compensation, page 75

2.   Please update your compensation disclosure for the fiscal year ended December 31, 2023.

Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew Hemington